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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: November 26, 2003
	By:	/s/ NORIE C. CAMPBELL Name: Norie C. Campbell Title: Vice President, Corporate Governance

TD Bank Financial Group Repositions Itself, Delivering Solid 2003 Results

Annual Highlights

  •
  On a reported basis1, diluted earnings per share for fiscal 2003 were $1.51, compared with loss per share of $.25 for fiscal 2002.

  •
  On an operating cash basis2, diluted earnings per share for fiscal 2003 were $2.26, compared with diluted earnings per share of $.68 for fiscal 2002.

  •
  On a reported basis, return on common equity was 8.7%, compared with (1.3)% in fiscal 2002.

  •
  On an operating cash basis, return on common equity was 13.0%, compared with 3.6% last year.

  •
  Total revenue was $10,270 million, compared with $10,411 million for fiscal 2002.

Fourth Quarter Financial Highlights

  •
  On a reported basis, diluted earnings per share were $.73, compared with loss per share of $.34 for fourth quarter last year.

  •
  On an operating cash basis, diluted earnings per share were $.90, compared with loss per share of $.10 for the fourth quarter last year.

  •
  On a reported basis, return on total common equity for the quarter was 16.7%, compared with (7.4)% for the fourth quarter last year.

  •
  On an operating cash basis, return on total common equity for the quarter was 20.6%, compared with (2.1)% for the fourth quarter last year.

  •
  Reported net income was $501 million for the quarter, compared with reported net loss of $196 million for the fourth quarter last year.

  •
  Operating cash basis net income was $613 million, compared with operating cash basis net loss of $40 million for the same quarter last year.

  •
  The diluted earnings per share figures above include the following:

  •
  a general loan loss provision release of $157 million pre-tax, (15 cents per share);

  •
  a sectoral provision release of $40 million pre-tax, (4 cents per share);

  •
  a charge to address a previously unhedged non-trading U.S. dollar exposure arising from our U.S. dollar Visa business of $61 million pre-tax, [(6) cents per share];

  •
  charges in the non-core portfolio related to systems write-offs, real estate downsizing and legal provisions totaling $29 million pre-tax, [(3) cents per share].

TORONTO, November 26, 2003 — TD Bank Financial Group (TDBFG) today announced its financial results for the fiscal year ended October 31, 2003. Results for the year reflect good earnings growth across TD Bank Financial Group's three underlying core businesses following the successful execution of strategies aimed at repositioning the Bank to deliver more stable and sustainable earnings.

"I was confident that we had the strategies and expertise to deliver on our plan to reposition the Bank but was pleasantly surprised at how quickly we were able to achieve our goal," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. Clark also noted that the Bank's Tier 1 capital position has improved to 10.5%, up from 9.7% at the end of last quarter and 8.1% at the end of fiscal 2002.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2 Operating cash basis and reported results referenced in this report are explained in detail on page 6 under the "How the Bank Reports" section.

Fourth Quarter Business Segment Performance

Personal and Commercial Banking

The Personal and Commercial Banking operations of TD Canada Trust delivered good earnings in the fourth quarter. Results for the fiscal year were particularly strong with 14.6% earnings growth over fiscal 2002.

"TD Canada Trust posted excellent results in 2003. This is even more impressive considering the expenses associated with this year's infrastructure and process improvements," said Clark. "With the final branch integrations and in-store exits behind us now, we can devote more resources to generating longer term revenue growth allowing us to benefit from these efficiency initiatives."

TD Canada Trust remains focused on improving efficiencies and expense reduction, while maintaining high levels of customer satisfaction. Enhancements to infrastructure, processes and systems introduced this year position TD Canada Trust well to compete in an environment marked by continued margin compression and discount pricing. Margin compression has accelerated over the last two quarters negatively impacting revenue growth.

"Going forward, we will continue to consider strategic investments that will grow our franchise such as the acquisition of 57 branches from Laurentian Bank that closed this quarter," said Clark.

Wealth Management

The Bank's Wealth Management business delivered solid earnings in the fourth quarter. Rising market levels, coupled with new inflows of investor capital led to strong results. Domestically, TD Waterhouse saw good asset growth across discount brokerage and financial planning, with TD Mutual Funds benefiting from increased contributions to equity funds.

"We are pleased with the referral growth we are seeing into Canadian Wealth Management from our domestic Personal and Commercial Banking customer base," said Clark. "With the further integration of our Wealth Management businesses, we are well positioned to benefit from even stronger referrals going forward."

The ongoing focus on cost discipline at TD Waterhouse USA and a strategy aimed at enhancing profitability per trade continued this quarter in the face of uncertain markets. The international operations of TD Waterhouse underwent a significant restructuring this year and posted breakeven results in the fourth quarter. The focus outside of North America now rests with TD Waterhouse's discount brokerage operations in the U.K.

"Our Wealth Management businesses are well positioned to deliver an even greater contribution to future earnings over the long term," said Clark. "The continued success of our Canadian discount brokerage and mutual fund operations enables us to make further investments in our financial planning and investment advice businesses."

Wholesale Banking

Core revenues remained strong in the fourth quarter with solid investment banking results and improved performance in equity products and equity investment portfolios. The Canadian advisory and underwriting franchise made significant gains in market share this year, consistent with a strategy focused on strong and profitable relationships.

Non-interest expenses were higher in the quarter reflecting charges in the non-core portfolio related to systems write-offs, real estate downsizing and legal provisions, and costs of streamlining core operations in TD Securities. Wholesale Banking made significant progress in re-aligning its cost base for core operations this year, enhancing efficiency and positioning the business for growth.

The credit environment continued to improve in the fourth quarter and individual exposures performed better than expected. Wholesale Banking released an additional $40 million of sectoral provisions in the fourth quarter following a review of the adequacy of the overall reserve. Progress in winding down the non-core loan portfolio continued with an overall reduction in both individual exposures and total assets. Outstanding loan balances in the non-core portfolio now stand at $4.2 billion, down from $11.2 billion at the end of fiscal 2002.

"Our goals this year were to significantly restructure our Wholesale Banking operations and reduce the risk profile to enable the business to deliver more consistent earnings," said Clark. "In a short period of time I believe we have achieved this goal and positioned TD Securities to continue delivering consistent earnings and high returns on capital."

Organizational Announcement

Ed Clark also announced the appointment of Bob Dorrance to the position of Vice Chair, TD Bank Financial Group, effective immediately. Dorrance, who retains his title as Chairman and CEO of TD Securities, will now be responsible for all aspects of wholesale banking at TDBFG.

"In his role as Chairman and CEO of TD Securities, Bob will be responsible for leading the overall wholesale banking operations. I have great confidence that Bob and his team will continue to drive forward on the twin areas of growth — as a leading full service domestic franchise and a niche player in global capital markets," said Clark.

Conclusion

"Much was asked of the management and employees at TD Bank Financial Group this year and they went above and beyond my expectations. I set an ambitious goal of repositioning the Bank to deliver consistent, stable earnings even during difficult markets and I am pleased that we accomplished this so quickly," said Clark. "We remain focused on deriving more of our earnings from our retail businesses and are close to reaching our goal of 80% of total earnings from retail with the balance coming from a disciplined approach to our wholesale business."

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG). In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: Personal and Commercial Banking including TD Canada Trust; Wealth Management including the global operations of TD Waterhouse; and Wholesale Banking including TD Securities, operating in a number of key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$274 billion in assets as at October 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol 'TD.'

FORWARD-LOOKING STATEMENTS

From time to time, TD makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding TD's objectives and strategies to achieve them, the outlook for TD's business lines, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management's discussion and analysis section of this report and other regulatory filings made in Canada and with the SEC; legislative and regulatory developments; the degree of competition in the markets in which TD operates, both from established competitors and new entrants; technological change; changes in government and economic policy including as to interest rates; the health of the global economic, business and capital markets environments; and management's ability to anticipate and manage the risks associated with these factors and execute TD's strategies. This list is not exhaustive. Other factors could also adversely affect TD's results. All such factors should be considered carefully when making decisions with respect to TD, and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on our behalf.

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002

Scott Lamb, Vice President, Investor Relations (416) 982-5075

Neil Parmenter, Senior Manager, External Communications (416) 308-0836

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on November 26) are accessible from the home page of the TD Bank Financial Group website, www.td.com, by clicking on The Toronto-Dominion Bank 2003 4th Quarter Results.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on November 26, 2003 at 4:00 p.m. EST. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from November 26, 2003 to December 26, 2003. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21023800 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

REVIEW OF OPERATING PERFORMANCE

How the Bank Reports

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP), and refers to results prepared in accordance with GAAP as the "reported basis".

The Bank also utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against goals. The calculation of operating cash basis begins with the reported GAAP results and then excludes special items and the non-cash charge for intangible amortization. There were no special items in fiscal 2003. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business in the first and third quarter 2002, respectively. The Bank views special items as transactions that are not part of the Bank's normal business operations and are therefore not indicative of underlying trends. The Bank's non-cash intangible amortization charge relates to the Canada Trust acquisition in fiscal 2000. The Bank excludes amortization of intangibles as it is a non-cash charge and this approach ensures comparable treatment between periods and comparable treatment with goodwill. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

The goodwill impairment recorded by the Bank in the second quarter 2003 relating to the international unit of its wealth management business and its U.S. equity options business was not considered a special item for exclusion when determining the operating cash basis results. The restructuring charges recognized by the Bank in the second quarter 2003, related to the international unit of its wealth management business and its U.S. equity options business, were not considered special items given that they were incurred as part of the rationalization of the existing businesses.

As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's operating cash basis results and its reported results.

Reconciliation of Operating Cash Basis Results to Reported Results

	For the three months ended Oct. 31		For the twelve months ended Oct. 31
(unaudited, in millions of dollars)
	2003	2002	2003	2002
Net interest income (TEB)	$1,441	$1,441	$5,846	$5,522
Provision for credit losses	83	(950)	(186)	(2,925)
Other income	1,094	1,054	4,424	4,889
Non-interest expenses	(1,785)	(1,635)	(7,592)	(6,754)

Income (loss) before provision for income
taxes and non-controlling interest	833	(90)	2,492	732
Provision for (benefit of) income taxes (TEB)	197	(66)	833	133
Non-controlling interest	(23)	(16)	(92)	(64)

Net income — operating cash basis	$613	$(40)	$1,567	$535
Preferred dividends	(21)	(23)	(87)	(93)

Net income applicable to common shares — operating cash basis	$592	$(63)	$1,480	$442
Gain on sale of mutual fund record keeping and custody business, net of income taxes	—	—	—	32

Net income (loss) applicable to common shares — cash basis	592	(63)	1,480	474
Non-cash intangible amortization, net of income taxes	(112)	(156)	(491)	(634)

Net income (loss) applicable to common shares — reported basis	$480	$(219)	$989	$(160)

(dollars)
Basic net income (loss) per common share — operating cash basis	$.91	$(.10)	$2.28	$.69
Diluted net income (loss) per common share — operating cash basis	.90	(.10)	2.26	.68
Basic net income (loss) per common share — reported basis	.74	(.34)	1.52	(.25)
Diluted net income (loss) per common share — reported basis	.73	(.34)	1.51	(.25)

        Certain comparative amounts have been reclassified to conform with current year presentation.

Net Income

Reported net income was $501 million for the fourth quarter, compared with a reported net loss of $196 million in the same quarter last year. Reported basic earnings per share were $.74 and reported diluted earnings per share were $.73 for the quarter, compared with loss per share of $.34 in the same quarter last year. Reported return on total common equity was 16.7% for the quarter compared with (7.4)% last year.

Operating cash basis net income for the quarter was $613 million, compared with operating cash basis net loss of $40 million for the same quarter last year. On an operating cash basis, basic earnings per share were $.91 and diluted earnings per share were $.90 for the quarter compared with loss per share of $.10 in the same quarter last year. Operating cash basis return on total common equity was 20.6% for the quarter as compared with (2.1)% last year.

Economic Profit

The Bank utilizes economic profit (loss) as a tool to measure shareholder value creation. Economic profit (loss) is operating cash basis net income (loss) applicable to common shares after a charge for average invested capital. Average invested capital is equal to average common equity plus the cumulative after-tax amount of goodwill and intangible assets amortized as of the reporting date. Average invested capital is increased by previously amortized goodwill and intangibles because this amortization is (as previously explained) excluded in operating cash basis net income. The rate used in the charge for capital is the equity cost of capital as determined by reference to the Capital Asset Pricing Model. The charge represents a required return to common shareholders. The Bank's goal is to achieve positive and growing economic profit.

Return on average invested capital (ROIC) is operating cash basis net income (loss) applicable to common shares, divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to equity cost of capital. Both ROIC and the cost of capital are ratios, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to achieve ROIC that exceeds the equity cost of capital.

Economic profit and return on average invested capital are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's economic profit and operating cash basis results which are discussed in the "How the Bank Reports" section above.

Reconciliation of Economic Profit and Operating Cash Basis Results

	For the three months ended Oct. 31		For the twelve months ended Oct. 31
(unaudited, in millions of dollars)
	2003	2002	2003	2002
Average common equity	$11,396	$11,817	$11,396	$12,144
Average cumulative amount of non-cash goodwill/intangible amortization, net of income taxes	2,504	2,117	2,396	1,881

Average invested capital	$13,900	$13,934	$13,792	$14,025
Rate charged for invested capital	10.9%	11.2%	10.9%	11.2%

Charge for invested capital[1]	(382)	(394)	(1,530)	(1,574)
Net income (loss) applicable to common shares — operating cash basis	592	(63)	1,480	442

Economic profit (loss)	$210	$(457)	$(50)	$(1,132)

Return on average invested capital	16.9%	(1.8)%	10.5%	3.2%

        1Includes $26 million after-tax charge for past amortization of impaired goodwill recognized in the second quarter of 2003.

Net Interest Income

Net interest income is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its before tax value. Net interest income (TEB) was $1,441 million this quarter, unchanged from a year ago. During the quarter, there was a decrease in net interest income in Wholesale Banking as a result of lower interest income from trading activities and lower lending assets. This decrease was offset by increased net interest income related to taxable equivalent and securitization adjustments this quarter. Net interest income excluding the TEB adjustment was $1,379 million this quarter, a year-over-year decrease of $9 million.

Other Income

Other income on an operating cash basis and a reported basis was $1,094 million for the quarter, an increase of $40 million or 4% from the same quarter last year. During the quarter, trading income reported in other income decreased by $86 million compared with the same quarter last year, while trading-related income generated by Wholesale Banking — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $246 million for the quarter, a decrease of $84 million or 25% compared with a year ago. The decrease is primarily due to lower trading revenues in equity and credit structured products. The investment securities portfolio realized net gains of $23 million this quarter compared with losses of $14 million in the same quarter last year due to lower securities' write downs. Overall, the investment securities portfolio continues to have a surplus over its book value of $429 million compared with $228 million at the end of 2002. The increase is reflective of improved equity market conditions. The increase in other income also reflected an increase in discount brokerage fees and commissions of $61 million or 29% compared with the same quarter a year ago. This reflects an increase of 35% in average trades per day to 111,000 from 82,000 a year ago. In addition, full service brokerage fees and other securities services fees increased by $40 million or 32% as compared with a year ago. Insurance revenues increased by $19 million or 19% over a year ago. As a result of higher levels of securitized assets, income from loan securitizations increased by $36 million or 68% as compared with a year ago and revenues from card services decreased by $19 million or 29%. Also, non-trading foreign exchange income decreased by $61 million to address a previously unhedged non-trading U.S. dollar exposure arising from our U.S. dollar Visa business.

Non-Interest Expenses

Total operating cash basis expenses for the quarter increased by $150 million to $1,785 million from the same quarter last year. The increase in expenses is primarily related to increased variable compensation expenses and charges related to systems write-offs, real estate downsizing, legal provisions in the non-core portfolio and costs of streamlining core operations in Wholesale Banking. Operating cash basis expenses exclude non-cash intangible amortization. On a reported basis, expenses increased by $99 million from a year ago to $1,960 million. In the fourth quarter 2003, the impact of non-cash intangible amortization on the Bank's reported expenses was $175 million compared with $226 million in the same quarter a year ago. Beginning in fiscal 2003, the Bank has applied the fair value method of accounting for stock options and recorded an expense of $2 million this quarter.

On an operating cash basis, the Bank's overall efficiency ratio weakened to 70.4% in the current quarter from 65.5% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio, excluding amortization of intangibles, of 58.2% this quarter as compared with 60.5% a year ago. On a reported basis, the Bank's overall efficiency ratio weakened to 79.3% from 76.2% in the same quarter a year ago.

Taxes

The Bank's operating cash basis effective tax rate, on a taxable equivalent basis, was 23.6% for the quarter compared with 73.3% in the same quarter a year ago. The Bank earned net income this quarter compared with a loss in the same quarter last year. This resulted in a reduction in the effective tax rate. In addition, the reduction also resulted from a change in the Bank's business mix and a decrease in the statutory tax rates this year. On a reported basis, the effective tax rate was 12.1% for the quarter compared with 51.2% a year ago.

Balance Sheet

Total assets were $274 billion at the end of the fourth quarter, $4 billion or 2% lower than as at October 31, 2002. A decline in investment securities activity resulted in a $4 billion decrease, and business and government loans decreased by $11 billion as compared with October 31, 2002. However, securities purchased under resale agreements increased by $4 billion to $17 billion due to increased securities volumes. Also, as compared with last year, personal loans, including securitizations, increased by $6 billion to reach $49 billion. At the end of the year, residential mortgages, including securitizations, increased by $5 billion to reach $72 billion as compared with last year. Bank-originated securitized assets not included on the balance sheet amounted to $18 billion compared with $15 billion at October 31, 2002.

Wholesale deposits decreased by $14 billion as compared with October 31, 2002. However, personal non-term deposits increased by $2 billion to $53 billion and personal term deposits increased by $3 billion to $53 billion compared with October 31, 2002.

Managing Risk

Credit Risk and Provision for Credit Losses

During the quarter, the Bank recovered $83 million in the provision for credit losses, compared with an expense of $950 million in the same quarter last year. The decrease in the provision for credit losses during the quarter primarily related to a reversal of $40 million in sectoral allowances previously established for the non-core portfolio in Wholesale Banking and a general allowance reversal of $157 million. These decreases were somewhat offset by provisions for credit losses recorded in Personal and Commercial Banking during the quarter. In addition, the Bank transferred $76 million from sectoral allowances to specific allowances. The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $641 million at the end of the quarter, compared with a $975 million excess at October 31, 2002.

Interest Rate Risk

The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk-adjusted, fully-hedged basis, including the impact of financial options granted to customers.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2003, an immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $30 million after-tax.

Liquidity Risk

The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress test scenarios with a base case scenario that defines the minimum amount of liquidity must be held at all times. The surplus liquid asset position is total liquid assets less the Bank's unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days. As of October 31, 2003, our consolidated surplus liquid asset position up to 90 days was $8.7 billion in Canadian dollars, compared with a surplus liquid asset position of $4.2 billion Canadian on October 31, 2002. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table below presents average and end-of-quarter general market risk VaR usage for the three and twelve month periods ended October 31, 2003, as well as the fiscal 2002 average. The Bank backtests its VaR by comparing it to daily net trading revenue. For both the three and twelve month periods ended October 31, 2003, daily net trading revenues were positive for 89.4% and 94.6% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading-related businesses.

Value at Risk Usage — Wholesale Banking

(millions of dollars)	For the three months ended Oct. 31, 2003 As at	For the three months ended Oct. 31, 2003 Average	For the twelve months ended Oct. 31, 2003 Average	For the twelve months ended Oct. 31, 2002 Average
Interest rate risk	(12.1)	(16.4)	(17.0)	(17.5)
Equity risk	(5.7)	(5.7)	(6.8)	(11.1)
Foreign exchange risk	(2.2)	(1.8)	(2.9)	(2.1)
Commodity risk	(1.5)	(1.3)	(.9)	(.4)
Diversification effect	5.9	8.4	10.2	10.4

Global Value at Risk	(15.6)	(16.8)	(17.4)	(20.7)

Capital

As at October 31, 2003, the Bank's Tier 1 capital ratio was 10.5%, compared with 8.1% at October 31, 2002. Risk-weighted assets decreased by $12 billion or 10% as compared with October 31, 2002. In addition, Tier 1 capital increased by $1.5 billion or 16% as compared with last year, also improving our Tier 1 capital ratio. In addition, total capital increased by $2.9 billion or 21% as compared with October 31, 2002.

During the third quarter of 2003, the Bank redeemed US$175 million in Class A Preferred Shares, Series G. During the second quarter of 2003, the Bank redeemed $150 million in Class A Preferred Shares, Series K and US$50 million in Class A Preferred Shares, Series L and issued $350 million in Class A Preferred Shares, Series M and $200 million in Class A Preferred Shares, Series N. The Bank also completed two issues of subordinated debt, $900 million in the third quarter and $1 billion in the fourth quarter.

REVIEW OF TD's BUSINESSES

The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on cash basis net income, return on average invested capital and economic profit. Cash basis results exclude non-cash charges related to intangible amortization from business combinations. For further details see the "How the Bank Reports" section of the Review of Operating Performance on page 6.

Personal and Commercial Banking

Personal and Commercial Banking reported double-digit earnings growth for the fourth consecutive quarter. Cash basis net income of $327 million for the fourth quarter increased by $40 million or 14% from the prior year. Cash basis return on average invested capital increased from 16.9% last year to 18.8% as earnings growth exceeded the modest 3% increase in average invested capital. Personal and Commercial Banking continued to contribute to shareholder value by generating economic profit of $166 million during the quarter, an improvement of $52 million over last year.

Revenue growth was $34 million or 2% over last year. Revenue growth this quarter was a result of solid lending and deposit volume growth, strong growth in insurance income and higher transaction-based fees partly offset by lower margins.

As compared with the same quarter last year, personal lending volume, including securitization grew $8 billion or 8%, primarily from real estate secured lending, and personal deposit volume grew $3 billion or 4%. Business deposits grew by $2 billion or 9% and originated gross insurance premiums grew by $82 million or 29%. Business loans and acceptances contracted by $2 billion or 13%. The acquisition of 57 branches from Laurentian Bank closed on October 31, 2003 and will increase loan and deposit volumes each by $2 billion going forward.

Margin on average earning assets decreased from 3.38% to 3.18% due to a combination of rate environment, competitive pricing and customer preference. Core deposit margins narrowed from the impact of the low interest rate environment while competitive pricing has reduced margins on mortgages and term deposits. In addition, customer preference has weighted volume growth toward lower margin products such as the Guaranteed Investment Account, fixed-rate mortgages and home equity lines of credit.

Provision for credit losses for the quarter increased by $8 million or 7% compared with last year with higher losses in the commercial portfolio but remained constant as a percent of lending volume (annualized) at .39%.

Cash basis expenses decreased by $13 million or 1% compared with last year. Actions taken in prior periods to improve operational efficiencies resulted in a spread of just under four percentage points between revenue growth and expense growth, and a two-percentage point improvement in the cash basis efficiency ratio to 58.2%. Initiatives underway during the quarter to further improve efficiency going forward include the closure of 118 Wal-Mart in-store branches and the consolidation of three Branch Services Centres into two locations.

Revenue growth is expected to continue to be challenging in this environment. With our objective to grow earnings aggressively for Personal and Commercial Banking, we will continue to undertake initiatives that deliver sustainable expense reductions and consider strategic investments that will grow our franchise such as the acquisition of branches from Laurentian Bank.

Wholesale Banking

Wholesale Banking's cash basis net income was $148 million in the fourth quarter, an increase of $504 million from a net loss of $356 million last year. The loss in 2002 was primarily a result of establishing $841 million in provisions for credit losses. The cash basis return on average invested capital for the quarter was 16.0% compared with (31.2)% in the same quarter last year. Economic profit for the quarter was $26 million compared with an economic loss of $503 million in the same quarter last year.

Wholesale Banking's revenues are derived primarily from corporate lending, capital markets and investing activities. Wholesale Banking's revenue for the quarter was $507 million, compared with revenue of $568 million in the same quarter of last year. Corporate lending revenue was lower compared to the same quarter last year, reflecting the reduction in lending assets and higher costs incurred for credit protection. Revenue from our equity investment portfolios was higher compared with last year on higher security gains. Capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services, produced weaker results reflecting weakness in structured product markets.

Wholesale Banking released $40 million of the sectoral provision established for the non-core portfolio. No provisions for credit loss were established for the core portfolio in the quarter. The credit quality of the core portfolio remains strong as all loans are performing. In the fourth quarter of last year, Wholesale Banking reported provisions for credit losses of $841 million, including $600 million of sectoral provisions for loan losses.

Non-interest expenses were $363 million compared with $276 million last year. The increase compared with last year is largely attributable to increased variable compensation expenses and charges related to systems write-offs, real estate downsizing, legal provisions in the non-core portfolio and costs of streamlining core operations. Variable compensation in 2002 was low because of the poor credit performance of Wholesale Banking. Expenses related to the non-core portfolio also contributed to the increase, as charges for technology, premises and legal costs in the non-core book were taken in the quarter.

The progress in managing the non-core portfolio continues to be ahead of our original expectations. The outstanding loan balance is now $4.2 billion compared to $11.2 billion at October 31, 2002. The sectoral allowance was reduced by a total of $157 million in the quarter due to $40 million being released into income following a regular quarterly review of the adequacy, $76 million as a result of establishing specific reserves, offset by $20 million relating to recoveries and $61 million relating to reductions due to foreign exchange and losses on loan sales. The sectoral reserve balance is $541 million at October 31, 2003. The reductions continue to be achieved with no significant negative earnings impact.

Wealth Management

Wealth Management's fourth quarter cash basis net income was $104 million, an improvement of $83 million from the same quarter last year. The cash basis return on average invested capital for the quarter was 14.2% compared with 2.5% in the same quarter last year. Economic profit for the quarter was $16 million compared with a loss of $85 million last year.

Total revenue increased $95 million or 19% from prior year to $602 million. The increase in revenue from the prior year occurred due to overall increases in business volumes in Discount Brokerage, Investment Advice and Mutual Funds, offset by the impact of the higher Canadian dollar on U.S. results.

Cash basis expenses were $442 million in the fourth quarter, a decrease of $21 million from the prior year. The decline from 2002 resulted from the impact of the stronger Canadian dollar on U.S. results, the benefits of the restructuring of TD Waterhouse International recorded in the second quarter and an overall reduction in the cost base of operations, offset by increases in full service brokerage sales force compensation and trade related costs.

Assets under management totaled $113 billion, increased $1 billion from October 31, 2002. Assets under administration totaled $267 billion at the end of the fourth quarter, representing $33 billion in growth from October 31, 2002.

Subsequent to the quarter end, trading volumes have increased. As Wealth Management continues to focus on cost containment it will be in a position to make a stronger contribution to the Bank's results as markets normalize and investor confidence continues to rebound.

Corporate

The Corporate segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues and expenses.

During the current quarter, the Corporate segment had an operating cash basis net income of $34 million. The results include income relating to the $157 million general allowance release ($100 million after-tax), offset by a $39 million after-tax loss to address a previously unhedged non-trading U.S. dollar exposure arising from our U.S. dollar Visa business. The remaining income was partially offset by costs associated with net treasury activities and net unallocated revenues, expenses and taxes.

Wednesday, November 26, 2003

TD BANK FINANCIAL GROUP
DECLARES DIVIDENDS

TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of thirty-two cents (32¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending January 31, 2004, payable on and after January 31, 2004 to shareholders of record at the close of business on December 18, 2003.

In lieu of cash, holders of Bank common shares may choose to reinvest their dividends in common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

At the option of the Bank, purchases of such shares can be made in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury, but that the discount from the Average Market Price (as defined in the Plan) will be changed from 2 1/2% to 1% until such time as the Bank elects otherwise. This change will be effective for the dividend declared today for the quarter ending January 31, 2004.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com, under Investor Relations (Shares and Debt Information). Beneficial or non-registered holders of Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on December 17, 2003. Beneficial or non-registered holders must contact their financial institution or broker in advance of this date for instructions on how to participate in time for this dividend.

Registered participants in the Plan who wish to terminate participation in the Plan so that cash dividends they are entitled to be paid on or after January 31, 2004 are not reinvested at the reduced discount must give written notice to CIBC Mellon Trust Company at the above address so that it is received by no later than December 16, 2003. Non-registered participants in the Plan should contact their financial institution or broker in advance of December 16, 2003 for instructions on how to terminate participation so that this dividend is not reinvested on or after January 31, 2004.

Participants who wish to continue participation in the Plan at the reduced discount do not need to take any action.

The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after January 31, 2004 to shareholders of record at the close of business on January 8, 2004:

•
Series H, in an amount per share of $0.44375;

•
Series I, in an amount per share of $0.01;

•
Series J, in an amount per share of $0.31875;

•
Series M, in an amount per share of $0.29375; and

•
Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Manager, Shareholder Relations Legal Department (416) 944-6367 Toll free 1-866-756-8936

Neil Parmenter Senior Manager, External Communications Corporate & Public Affairs (416) 308-0836

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SIGNATURES
TD Bank Financial Group Repositions Itself, Delivering Solid 2003 Results
REVIEW OF OPERATING PERFORMANCE
REVIEW OF TD's BUSINESSES
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS